Exhibit n.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Senior Securities” and “Experts” and to the use of our reports (a) dated February 27, 2008, with respect to the consolidated financial statements, as of and for each of the three years in the period ended December 31, 2007, including the consolidated schedules of investments, and the consolidated financial highlights for each of the five years ended December 31, 2007, and (b) dated March 6, 2008, with respect to the senior securities table of MCG Capital Corporation as of December 31, 2007 in the Registration Statement (Form N-2 No. 333-148805) and related Prospectus of MCG Capital Corporation for the registration of subscription rights to purchase up to 9,500,000 shares of its common stock.

/s/ Ernst & Young LLP

McLean, Virginia

March 6, 2008